MONTHLY REPORT - AUGUST, 2008
                              Global Macro Trust
             The net asset value of each unit as of August 31, 2008
              was $1,195.16, down 4.22% from $1,247.88 per unit
                            as of July 31, 2008.

                                       Managing         Unit
                                        Owner         Holders          Total
Net Asset Value (617,617.438       $  8,563,177     762,149,351    770,712,528
   units) at July 31, 2008
Addition of 32,316.262 units on         108,782      40,218,012     40,326,794
   August 1, 2008
Redemption of 4,146.440 units on             (0)     (4,955,659)    (4,955,659)
   August 31, 2008*
Net Income (Loss) - August 2008        (410,554)    (33,764,928)   (34,175,482)
                                    ------------  --------------  -------------
Net Asset Value at August 31,      $  8,261,405     763,646,776    771,908,181
2008
                                    ============  ==============  =============
Net Asset Value per Unit at
August 31, 2008 (645,859.644
units inclusive of 72.384
additional units.)                                $    1,195.16

                        STATEMENT OF INCOME AND EXPENSE

                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts    $ (38,533,333)    59,295,679

      Change in unrealized gain (loss) on open       (1,041,986)   (18,370,072)
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0              0
         obligations
      Change in unrealized gain (loss) from U.S.
         Treasury obligations                          (484,762)    (1,925,738)


   Interest income                                    1,692,954     15,631,328

   Foreign exchange gain (loss) on margin              (130,417)      (890,559)
      deposits
                                                  --------------  -------------
Total: Income                                       (38,497,544)    53,740,638
Expenses:
   Brokerage commissions                              4,348,456     32,884,749

   20.0% New Trading Profit Share                    (8,859,995)       686,296

   Custody Fees                                              0          64,185

   Administrative expense                               189,477      1,419,416
                                                 ---------------  -------------
Total: Expenses                                      (4,322,062)    35,054,646

Net Income (Loss) - August, 2008                 $  (34,175,482)    18,685,992

* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


                                   To the best of my knowledge and belief,
                                   the information contained herein is
                                   accurate and complete.

                                       /s/ Harvey Beker
                                       Harvey Beker, Co-chief Executive Officer
                                       Millburn Ridgefield Corporation
                                       Managing Owner
                                       Global Macro Trust



                             Millburn Ridgefield Corporation
                                 411 West Putnam Avenue
                              Greenwich, Connecticut 06830
                                      203-625-7554


                                      August 8, 2008


Dear Investor:

Global Macro Trust ("GMT") was down 4.22% for August, 2008. Year-to-date the Trust is up 3.28%.

The dollar, which has been in a multi-year bear market, staged a significant rally in August with the result that currency trading accounted for approximately half the month's loss. The strengthening dollar also contributed to the deflating of commodity prices, particularly metals which was the other significant losing portfolio sector. Trading of stock index, energy and agricultural commodity futures generated small losses, while interest rate futures trading was marginally positive.

Long positions in the Australian dollar, Brazilian real, Polish zloty and euro produced the largest losses, although long positions in the Czech koruna, Norwegian krone, Swedish krona, Singapore dollar and ruble were also unprofitable. On the other hand, a short position in the Korean won was profitable. In non-dollar cross rate trading, long Australian dollar versus Canada and yen, long Norway versus yen and long Poland versus euro currency positions were unprofitable. A long Turkey versus euro position was slightly profitable.

Interest rate futures positions were mixed and narrowly profitable. Long positions in Australian 3-year bonds, Japanese 10-year bonds, Canadian bonds and U.S. Treasury notes and bonds were profitable. Short positions in Australian 10-year bonds and short-term rates and European interest rate futures were unprofitable.

It will come as news to no one that global equity markets have been on a roller coaster. The Trust maintained moderate short positions in August, and gains on German, Singaporean and Japanese short index positions were outweighed by losses on short U.S., European, Australian, and Hong Kong index positions, and long positions in indices of China and South Africa. The strengthening dollar and economic growth concerns affected precious and industrial metal prices significantly. Long positions in gold, silver, platinum, tin, copper and aluminum were unprofitable, as was a short position in nickel which had been heavily sold earlier and bounced. Short positions in zinc and lead were profitable.

Perceptions of weakening demand from a global economic slowdown, increasing supplies, and the dollar rally contributed to weakening energy prices. Due to high volatility and a mixed technical picture, the Trust held quite small long energy positions which produced a fractional loss. Short natural gas positions were flat.

Similar macroeconomic factors affected agricultural commodities resulting in moderate losses. Long positions in corn, the soybean complex and rubber were unprofitable, as was a short position in live hogs. Long positions in cocoa and arabica coffee were flat. Short positions in cotton and sugar were slightly profitable.


                                      Very truly yours,


                                      Millburn Ridgefield Corporation
                                        Harvey Beker, co-Chairman
                                        George E. Crapple, co-Chairman